Exhibit 12(c)

LG&E AND KU ENERGY LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$298	$691	$686	$603	$553	$551
Adjustment to reflect earnings from equity method investments on a cash basis	—	1	(1)	(1)	(1)	(1)
	298	692	685	602	552	550

Total fixed charges as below	118	224	223	189	173	151

Total earnings	$416	$916	$908	$791	$725	$701

Fixed charges, as defined:
Interest charges (a) (b)	$113	$215	$214	$181	$167	$145
Estimated interest component of operating rentals	5	9	9	8	6	6

Total fixed charges	$118	$224	$223	$189	$173	$151

Ratio of earnings to fixed charges	3.5	4.1	4.1	4.2	4.2	4.6

(a)	Includes interest on long-term and short-term debt, as well as amortization of loss on reacquired debt and amortization of debt discount, expense and premium - net.

(b)	Includes a credit for amortization of a fair market value adjustment of $7 million in 2013.